Snow Lake Lithium Chairman Provides Update on Thompson Brothers Lithium Project Fast Track Growth Strategy

WINNIPEG, MB / ACCESSWIRE / January 29, 2023 / Snow Lake Resources Ltd., d/b/a/ Snow Lake Lithium Ltd. (NASDAQ:LITM) ("Snow Lake" or the "Company") is pleased to provide a strategic update from the Chairman of the Board.

Dear Valued Shareholders,

Following the restructure of the board, I am writing to you to outline our growth and development strategy moving forward.  We believe the Company is well positioned for success and we have exciting plans for 2023 and beyond.

Our new board has a well-balanced set of skills and has begun working in earnest to position the Company on a path to execute on its development strategy at the Thompson Brothers Lithium Project, in line with the key points outlined below.

Our strategy seeks to create value for shareholders through fast tracking our project development, expanding our resource, and investing in further growth through exploration and M&A.

Project Development

Our central focus is on creating a staged and responsible approach to project development, which shortens the overall production timeline. Specifically, a Preliminary Economic Assessment (PEA) which considers the possibility of Direct Shipping Ore (DSO) will be commissioned. This process may involve selectively mining and / or ore sorting. Beginning the development process through DSO will fast track the development of our project as it removes many of the permitting and capital spending hurdles whilst generating cash flow for the Company.

The inclusion of DSO into the Company's strategy offers additional assurance of supply to our potential offtake partners.  Importantly, the PEA will also investigate a complete flow sheet which will include a DMS / concentrator operation, which we will look to fund through cash flows generated through DSO.

Project Growth

As recently announced, the Company has increased its land holdings to 59,587 acres of prospective lithium ground. The Company plans to conduct a field exploration campaign once the snow melts.  The campaign’s objective will be to identify additional lithium-bearing pegmatite swarms across the project.

The Company then plans to commence exploration drilling on any high priority targets generated through the campaign, with the objective of increasing its projects tonnage.

Finally, we plan to continue to evaluate M&A opportunities in the region as we work to grow our project portfolio via accretive acquisitions.

Corporate

We firmly believe that good people are key to the success of the Company moving forward. As such, the board is committed to the recruitment of a high calibre CEO who will drive the Company along this growth strategy.

We are also actively reviewing all corporate expenses and contracts that were entered into by the previous management, to ensure that our funds are not being wasted, that they are being spent efficiently, and most importantly that our funds are in accordance with our growth and development strategy.

The following key action items are already in progress:

1.Recruitment of a high calibre CEO

2.Infill and extension drilling at the Grass River Project

3.Updated resource estimate for the Thompson Brothers Project and a Maiden Resource Estimate for the Grass River Project

4.Permitting preparation through the advancement of Environmental and Social studies

5.Preliminary Economic Assessment (PEA) for a Direct Shipping Ore (DSO) product to commence our fast-tracked approach to production and cash flows (A concept recently demonstrated by Core Lithium (ASX:CXO) with 1.4% Li20 DSO sold out of Australia at US $951/dmt)1

a.A local contractor has been short listed and is ready to work via a conventional truck and shovel mining method upon necessary permitting being received

6.Discussions and negotiations with potential offtake partners

In summary, our prime objective is to be the next low-cost Lithium producer whilst growing our Lithium resources. Our staged development approach will minimize start-up risk and up-front capital requirements. Our revenue from open-market DSO followed by spodumene concentrate sales will also help defray our capital requirements as we continue to examine the viability for a centralized hydroxide plant in the years to come with strategic partners.

1 https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02617718-2A1423133?access_token=83ff96335c2d45a094df02a206a39ff4)

Closing Commentary

As outlined above, our priority is now set on exploring early cash flows through a fast-tracked approach to project development by way of a DSO operation, followed by further spodumene concentrate sales. This will position Snow Lake to attract financing on terms not generally available to early-stage developments, including potential access to the US corporate bond market and the Department of Energy’s (DOE) loans program for critical metals. This is expected to lead to a lower cost of capital when financing a potential hydroxide plant in the future.

This significant near-term upside through development and exploration provides us with a clear path to value creation over the short, medium and long term. This is a truly transformational time for our Company as we seek to quickly commence supply in this long-term Lithium bull market.

The board and I are committed to delivering on our clearly defined strategy. We look forward to providing further updates on our near-term catalysts, as we look to exceed expectations, maintain open communication and deliver on our value creation strategy.

Nachum Labkowski

Chairman of the Board

Snow Lake Lithium, Ltd.

About Snow Lake Resources Ltd.

Snow Lake is committed to near term production and cash flow lithium mine through conventional truck and shovel mining methods to supply the North American electric vehicle and battery markets.

Forward Looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with restoring Snow Lake Lithium. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: media@snowlakelithium.com

Media: ir@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.